UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE Paris, November 7, 2013

KEY FIGURES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(UNAUDITED IFRS FIGURES1)

GOOD REVENUE RESILIENCE

SIGNIFICANT GROWTH IN ADJUSTED OPERATING INCOME2

NET FINANCIAL DEBT AT €9.6 BILLION

STRATEGIC REINFORCEMENT IN ENERGY SERVICES WITH THE PROPOSED AGREEMENT REGARDING Dalkia INTERNATIONAL

objectives confirmed

▪  Performance for the nine months ended September 30, 2013 in line with the Company’s path to recovery:

    Slight decrease in revenue3 (-1.9%)
    Adjusted operating cash flow3 of €1,294.2 million (-6.6% at constant exchange rates)
    Adjusted operating income2 increased 20.4% at constant exchange rates to €620.8 million

▪  Positive effect of the implementation of the transformation plan:

    Reduction of net financial debt3 to €9.6 billion at September 30, 2013 versus €10.8 billion at December 31, 2012
    Net cost reductions of €109 million for the nine months ended September 30, 2013

Antoine Frérot, Veolia Environnement Chairman and CEO, indicated: “In the third quarter of 2013, Veolia Environnement continued the implementation of its strategy. Net financial debt was reduced to €9.6 billion and cost savings on an annualized basis have continued in line with our objectives. The agreement being finalized with EDF regarding Dalkia will allow the full integration of Energy Services activities outside of France in Veolia Environnement’s new geographical organization, implemented last July. In addition, with this transaction, Veolia Environnement will rebalance the share of activities outside of France from 49% to 66% of total revenue.”

1 The Group implemented the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the nine months ended September 30, 2012 accordingly.

2 Including the share of net income of joint ventures and associates of entities viewed as core Company activities

3 See definitions on page 10 of this press release

Revenue

▪	Revenue[3] for the nine months ended September 30, 2013 decreased 1.9% at constant consolidation scope and exchange rates to €16,155.0 million
o	Water: Nine months revenue declined 3.4% at constant consolidation scope and exchange rates.
▪	Operations revenue was stable. Construction activity in concessions remained lower compared to the prior year. While Technologies and Networks revenue was negatively impacted by the end of large projects, bookings increased significantly.
o	Environmental Services: Continued trend improvement since the beginning of the year and stabilization of activity.

▪  Environmental Services continued the improvement recorded since the beginning of the year, with revenue growth of 1.0% at constant consolidation scope and exchange rates in the third quarter, after -4.6% in Q1 and -1.4% in Q2.

▪  Volume declines slowed down: -3.5% for the quarter ended March 31, -1.1% for the six months ended June 30, and -0.7% for the nine months ended September 30.

▪  Nine months revenue declined slightly, by -1.6% at constant consolidation scope and exchange rates, mainly due to the negative impact of recycled raw materials prices experienced during the first half of 2013 (impact of roughly -€110 million). At constant consolidation scope and exchange rates, Asia Pacific, the United States and the United Kingdom revenue grew. However, revenue in Germany remained significantly lower.

o	Energy Services: Revenue for the nine months ended September 30, 2013 increased by 2.0% at constant consolidation scope and exchange rates due mainly to higher energy prices and favorable weather in the first half.

▪  Adjusted operating cash flow4 for the nine months ended September 30, 2013 declined 6.6% at constant exchange rates (-7.9% at current consolidation scope and exchange rates) to €1,294.2 million, compared to re-presented €1,406.0 million for the prior year period, and in line with the trend recorded in the first half of 2013.

▪	Significant increase in adjusted operating income[5] to €620.8 million for the nine months ended September 30, 2013, +20.4% at constant exchange rates (+19.0% at current exchange rates) compared to re-presented €521.7 million for the prior year period.
o	Significant increase in share of net income from joint ventures and associates, mainly Dalkia International.
o	Convergence Plan ahead of 2013-end objectives in terms of gross and net contribution: €109 million in savings net of implementation costs generated during the first nine months of the year.
▪	Continued reduction of net financial debt[1]: €9.6 billion at September 30, 2013 compared to €10.8 billion at December 31, 2012 and €10.0 billion at June 30, 2013.
o	Controlled capex, with €995 million in gross capital expenditures for the nine months ended September 30, 2013, compared to re-presented €1,863 million for the prior year period, which included significant financial investments.
o	Continuation of asset portfolio optimization, with €431 million in divestitures for the nine months ended September 30, 2013. Completion of the sale of Marine Services and exit of Environmental Services activities in Italy.
o	Objective of between €8 billion and €9 billion in net financial debt at the end of 2013 is confirmed.

***********************

4 See definitions on page 10 of this press release

5 Including the share of net income of joint ventures and associates of entities viewed as core Company activities

Transdev: Resumption of Discussions

▪	Process for gradual withdrawal from the Transportation sector
o	Degradation of SNCM’s operations, exacerbated by the non-payment of expected subsidies as part of complementary services provided by the company, have weighed heavily on SNCM’s cash position. In addition, SNCM is at risk for the reimbursement of approximately €220 million in previously received subsidies following the decision rendered by the European Commission on May 2, 2013. A legal conciliation procedure with creditors has been opened in front of the Commercial Court at the initiative of SNCM management. Neither Veolia Environnement nor Transdev is responsible for SNCM’s commitments.
o	This situation has led to the postponement of the transfer of Transdev’s 66% stake in SNCM to Veolia Environnement, and the Memorandum of Understanding entered into on October 22, 2012 expired on October 31, 2013. Discussions with the Caisse des Dépôts have resumed regarding Veolia Environnement’s withdrawal from Transdev and the strengthening of Transdev’s balance sheet.
o	Details are provided in the appendices of this press release.

Dalkia : Strategic reinforcement in Energy Services

▪  Separation of Dalkia France and Dalkia International

o	On October 29, 2013 EDF and Veolia Environnement announced that the two companies have entered into advanced discussions for the conclusion of an agreement on their joint subsidiary Dalkia, one of the world’s leading providers of energy services. The two Boards of Directors met and approved the continuation of these negotiations.
o	If the discussions result in an agreement, EDF would take over all of the activities of Dalkia France, while Veolia Environnement would take over all of the activities of Dalkia International.
o	The proposed unwinding of the Dalkia shareholding would simplify Veolia Environnement’s structures, and the Company’s new organization by geographic zone implemented in July 2013 could be extended to Dalkia International.
o	This transaction would reinforce the weighting of activities outside of France in the Company’s priority geographic zones of growth. Revenue outside France would increase from 49% to 66%.
o	Veolia Environnement would strengthen its position as a global leader in energy services.

Recruitment of new Chief Finance Officer.

Philippe Capron, currently CFO of Vivendi will join the Company in January 2014.

Outlook

The Company confirms its medium term objectives:

o	Divestiture of €6 billion[6] in assets, including the repayment of joint venture loans relating to divestitures;
o	Reduction of net financial debt to between €8 billion and €9 billion and adjusted net financial debt (net of joint venture loans) to between €6 billion and €7 billion excluding the impact of foreign exchange fluctuations;

6 Including the debt reduction of €1.4 billion related to the change to equity accounting for Berlin water

o	To adjust, given changes in the economic environment, gross cost reductions to €270 million in 2013 and net cost reductions to €170 million, including, due to the new accounting treatment of joint ventures, 80% in adjusted operating income;
o	Dividend payment in 2013 and 2014 of €0.70 per share, in respect of fiscal years 2012 and 2013 respectively.

After 2013, the Company aims, assuming an average economic environment, for:

o	organic revenue growth of over 3% per year;
o	growth in adjusted operating cash flow of over 5% per year;
o	an adjusted debt leverage ratio (adjusted net financial debt/(operating cash flow before changes in working capital + principal payments on operating financial assets)) of around 3.0x +/-5%;
o	a payout ratio in line with the historical average.

For 2015, Veolia Environnement’s net cost reduction target is €750 million, including, due to the new accounting treatment of joint ventures, 80% in adjusted operating income.

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Press	Analysts and Investor Relations
Laurent Obadia – Sandrine Guendoul	Ronald Wasylec +33 (0)1 71 75 12 23
+ 33 (0)1 71 75 12 52	Ariane de Lamaze +33 (0)1 71 75 06 00
sandrine.guendoul@veolia.com	Terri Anne Powers (USA) +1 312 552 2890

Financial information for the nine months ended September 30, 20137

Revenue (€ millions)
Nine months ended September 30, 2013	Nine months ended September 30, 2012 re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
16,155.0	16,825.0	-4.0%	-1.9%	-0.5%	-1.6%

Revenue

Veolia Environnement consolidated revenue for the nine months ended September 30, 2013 declined 1.9% at constant consolidation scope and exchange rates (-4.0% at current consolidation scope and exchange rates) to €16,155.0 million compared to re-presented 16,825.0 million for the prior year period ending September 30, 2012.

At constant consolidation scope and exchange rates, revenue showed good resilience, with quarterly Y-Y trends of -3.0% in the first quarter, -1.0% in the second quarter and -1.5% in the third quarter, resulting in -1.9% for the nine months ended September 30, 2013.

Changes in consolidation scope negatively impacted revenue for the nine months ended September 30, 2013 by €84.2 million, including mainly:

-	€4.7 million in the Water division, related to the full consolidation of Azaliya as of August 2, 2012;
-	-€93.4 million in the Environmental Services division, primarily related to the divestiture of activities in Switzerland, the Baltic countries, the divestiture of Energonut in Italy and of Pinellas in 2012, as well as the divestiture of Offshore Marine Services in the United States in August 2013.

The foreign exchange impact of -€270.6 million primarily reflects the appreciation of the euro against the Japanese yen (-€59.6 million), the U.K. pound sterling (-€67.7 million), the Australian dollar (-€59.6 million), the U.S. dollar (-€35.9 million), the Czech koruna (-€11.2 million) and the Brazilian real (-€11.2 million).

Operational Performance

Adjusted operating cash flow for the nine months ended September 30, 2013 declined 6.6% at constant exchange rates (-7.9% at current consolidation scope and exchange rates) to €1,294.2 million compared to re-presented €1,406.0 million for the same period ended September 30, 2012.

The decrease in adjusted operating cash flow for the first nine months of 2013 was impacted:

-	in the Water division, by contractual erosion in France, lower profitability in Germany related to the unfavorable impact of energy prices and also by the degradation of the Hong Kong sludge project in the Technologies and Networks business;
-	in the Environmental Services division, by the difficult macroeconomic environment, even though this division posted an improvement in its adjusted operating cash flow since the second quarter of 2013;
-	In the Energy Services division, by attrition in the commercial portfolio and due to the impact of an unfavorable environment and adverse regulatory environment, such as the scheduled end of Gas Cogeneration contracts or also malfunctioning problems at certain facilities during the third quarter of 2013;
-	also by the impact of the Veolia Environnement voluntary departure plan, and more generally restructuring costs (€46.8 million)

Conversely, adjusted operating cash flow benefitted from:

-	the improvement in Central and Eastern Europe activities in the Water division;
-	the positive contribution, net of implementation costs, of savings plans;
-	and the CICE Employment and Competitivity tax credit, partly offset by the “Forfait social”, and other taxes.

The foreign exchange impact on adjusted operating cash flow was -€19.4 million and mainly resulted from the Environmental services division (U.K. pound sterling and Australian dollar).

Veolia Environnement adjusted operating income, including the share of adjusted net income of equity-accounted entities, for the nine months ended September 30, 2013 increased 20.4% at constant exchange rates (+19.0% at current consolidation scope and exchange rates) to €620.8 million compared to re-presented €521.7 million for the same period ended September 30, 2012.

The increase in adjusted operating income is mainly due to:

▪  the decrease in adjusted operating cash flow, offset by;

▪  the reversal of senior executive pension provisions in Veolia Environnement SA for €40 million;

1 The Group implemented the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the nine months ended September 30, 2012 accordingly.

▪	the impact of write-downs on receivables and other accrued expenses in Italy in Energy Services recorded during the nine months ended September 30, 2012 in the amount of €89 million in the share of adjusted net income of joint ventures; and
▪	the positive impact of the deconsolidation of Environmental Services activities in Italy, which was offset by provisions for risks in Environmental Services (United Kingdom) related to landfills and on certain old contracts in the Water division in the United States recorded during the third quarter of 2013.

Free cash flow for the nine months ended September 30, 2013 amounted to €959 million (compared to -€22 million for the nine months ended September 30, 2012 and versus €556 million for the six months ended June 30, 2013), including the issue of deeply subordinated perpetual securities in the amount of €1,454.0 million, net of paid coupons, at the beginning of January 2013 and reflecting a cash deterioration of -€598 million associated with working capital requirements, due largely to seasonality. However, the change in working capital requirements improved by €151 million compared to June 30, 2013.

Net financial debt amounted to €9,612 million at September 30, 2013 compared to re-presented €10,822 million at December 31, 2012, and versus €10,031 million at June 30, 2013. Adjusted net financial debt (excluding loans to joint ventures) amounted to €6,484 million at September 30, 2013 compared to re-presented €7,837 million at December 31, 2012, and versus €6,729 million at June 30, 2013. Net financial debt and adjusted net financial debt have been reduced due to the combined effect of the issuance of deeply subordinated perpetual securities and the Company’s asset portfolio optimization efforts.

Analysis by operational sector

(in € millions)	Nine months ended September 30, 2013	Nine months ended September 30, 2012 re-presented	% Change 2013/2012
Water Environmental Services Energy Services Other Consolidated revenue	7,487.7 6,005.4 2,492.1 169.8 16,155.0	7,882.0 6,333.1 2,485.8 124.1 16,825.0	-5.0% -5.2% 0.3% 36.8% -4.0%

Water

Revenue (€ millions)
Nine months ended September 30, 2013	Nine months ended September 30, 2012 re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
7,487.7	7,882.0	-5.0%	-3.4%	0.1%	-1.7%

Water division revenue declined 3.4% at constant consolidation scope and exchange rates (-5.0% at current consolidation scope and exchange rates), mainly due to the decrease in Technologies and Networks revenue and lower construction in concession contracts, partly offset by the positive impact of higher tariffs in France and Central Europe.

▪	Revenue from Operations activities was stable, -0.7% at constant consolidation scope and exchange rates (-2.3% at current consolidation scope and exchange rates), and excluding construction activities, would have increased by 2.1% at constant consolidation scope and exchange rates (+0.3% at current consolidation scope and exchange rates). This relative stability reflects contrasting trends:

In France, revenue declined €82.7 million, or -2.8% at constant consolidation scope (-3.4% at current consolidation scope) in line with the slowdown in construction business (excluding construction activities, revenue was stable at constant consolidation scope), contractual erosion, and lower volumes sold (-1.4% during the first nine months of the year), accentuated by weather conditions in the spring and despite a favorable indexing effect compared to the prior year.

Outside France, revenue increased slightly (+1.2% at constant consolidation scope and exchange rates), but declined by 1.3% at current consolidation scope and exchange rates. Excluding construction activities, revenue outside France increased 4.0% at constant consolidation scope and exchange rates and 1.6% at current consolidation scope and exchange rates. In Europe, revenue increased (4.3% at constant consolidation scope and exchange rates and 3.2% at current consolidation scope and exchange rates) with good performance in Romania and the Czech Republic and favorable volume trends in Germany. In the United Kingdom, revenue was negatively impacted by the end of construction contracts. Revenue in Asia Pacific declined 6.8% at constant consolidation scope and exchange rates (-15.8% at current consolidation scope and exchange rates) due to lower construction activity in Korea and Japan. United States revenue increased 6.1% at constant consolidation scope and exchange rates (3.2% at current consolidation scope and exchange rates) given good performance in industrial, as well as municipal contracts.

▪	Technologies and Networks revenue decreased by 8.5% at constant consolidation scope and exchange rates (-10.3% at current consolidation scope and exchange rates). Revenue was mainly impacted by the completion of a number of construction contracts in France and internationally in the Design and Build sector, as well as the lower contribution this year from the Hong Kong sludge contract which is almost completed. SADE revenue was negatively impacted by unfavorable weather conditions in Europe and by development delays internationally. However, bookings increased compared to September 2012 and amounted to €2,724 million at September 30, 2013.

Water division adjusted operating cash flow declined, primarily due to:

-	contractual erosion and lower volumes sold in France;
-	lower profitability of German operations given unfavorable movements on electricity, heat and gas margins;
-	by the non-recurrence of exceptional activity recorded in Japan in 2012 following the earthquake;
-	and by margin deterioration in the Hong Kong contract in the Technologies and Networks business.

Adjusted operating cash flow benefited from:

-	the net impact of cost reductions; and
-	the non-recurrence of impairment losses on client receivables and costs related to the divestiture of regulated activities in the United Kingdom which were recorded at the beginning of 2012.

Other than the variation of adjusted operating cash flow, Water division adjusted operating income was negatively impacted by charges for operational and contract risks on old contracts in the United States.

Environmental Services

Revenue (€ millions)
Nine months ended September 30, 2013	Nine months ended September 30, 2012 re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
6,005.4	6,333.1	-5.2%	-1.6%	-1.5%	-2.1%

As the quarters have progressed, the decline in Environmental Services revenue slowed down, and then reversed in the third quarter to limit the revenue decline for the nine months ended September 30, 2013 to -1.6% at constant consolidation scope and exchange rates (-5.2% at current consolidation scope and exchange rates) compared to re-presented nine months figures ended September 30, 2012, and versus -3.0% at constant consolidation scope and exchange rates for the six months ended June 30, 2013 and -4.6% at constant consolidation scope and exchange rates for the three months ended March 31, 2013. The decline in nine months revenue reflects, on one hand, the decline in prices and volumes of recycled raw materials for -1.7%, and the other, the decline in activity levels of -0.7%, mainly related to municipal collection activities. Revenue in the third quarter of 2013 increased 1.0% at constant consolidation scope and exchange rates and showed a stabilization of activity levels.

▪	In France, revenue declined 3.4% at current consolidation scope and at constant consolidation scope, due to the unfavorable change in raw materials prices (paper and scrap metals) and waste volumes.

▪	Outside France, revenue declined 0.5% at constant consolidation scope and exchange rates (-6.4% at current consolidation scope and exchange rates). Revenue in Germany declined 9.4% at constant consolidation scope (-9.1% at current consolidation scope) due to the combined impact of lower prices and volumes of recycled raw materials and adverse economic trends in the industrial and commercial sectors. Revenue in the United Kingdom increased 2.2% at constant consolidation scope and exchange rates (-2.8% at current consolidation scope and exchange rates) driven by integrated contracts (PFIs). Revenue in North America increased 2.0% at constant consolidation scope and exchange rates (-4.5% at current consolidation scope and exchange rates), benefitting from sustained growth in hazardous waste and activity levels in the petrochemical and refining sectors. Revenue in Australia increased 7.3% at constant consolidation scope and exchange rates (-2.5% at current consolidation scope and exchange rates) with growth posted in all activities.

Environmental Services division adjusted operating cash flow stabilized during the second and third quarters after posting a decline in the first quarter of 2013. The improvement in the third quarter was mainly due to the stabilization of activity, as well as the favorable trend in prices of recycled raw materials sold. Adjusted operating cash flow for the nine months ended September 30, 2013 declined mainly due to effects of the macroeconomic environment and pressure on prices, but these factors were largely offset by the net impact of cost reductions, and the absence of operating difficulties and related restructuring costs that occurred in 2012 in Italy and the Africa-Middle East region.

Environmental Services division adjusted operating income increased mainly due to the positive impact of the deconsolidation of Italian activities following the approval of the judicial liquidation procedure in respect of certain affiliates.

Energy Services

Following the application of IFRS 10 and 11, Energy Services division revenue comprises:

-	100% of revenue of Dalkia France activities,
-	The revenue of U.S. operations wholly-owned by the Company.

Revenue (€ millions)
Nine months ended September 30, 2013	Nine months ended September 30, 2012 re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
2,492.1	2,485.8	0.3%	2.0%	-1.5%	-0.2%

Energy Services division revenue increased 2.0% at constant consolidation scope and exchange rates, and was stable (+0.3%) at current consolidation scope and exchange rates due to the favorable impact of energy prices (approximately €44.2 million compared to re-presented figures for the nine months ended September 30, 2012) and due to favorable weather conditions in France, in a difficult commercial environment.

-	In France, revenue increased 1.3% at constant consolidation scope (-0.3% at current consolidation scope) due to a rise in energy prices, combined with more favorable weather conditions.

-	In the United States, revenue grew significantly, 10.0% at constant consolidation scope and exchange rates (7.0% at current consolidation scope and exchange rates) due, firstly, to a favorable gas and electricity price effect, and secondly, an increase in steam volumes sold following a return to harsher weather conditions compared to a winter that was particularly mild in 2012.

Energy Services adjusted operating cash flow declined mainly as a result of the programmed termination of Gas Cogeneration contracts in France, as well as malfunctions at certain facilities during the third quarter of 2013, effects that were partly offset by actions taken to improve margins, particularly when purchasing energy.

Energy Services adjusted operating income increased, largely as a result of the turnaround in Italy operations following restructuring measures implemented and write-downs on receivables and accrued expenses of €89 million recognized during the nine months ended September 30, 2012 in the share of adjusted net income of joint ventures.

Other Segment

The “Other Segment” groups together certain industrial multi-service contracts and the various Group holding companies.

Revenue (€ millions)
Nine months ended September 30, 2013	Nine months ended September 30, 2012 re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
169.8	124.1	36.8%	3.3%	33.5%	0%

The 3.3% increase in “Other segment” revenue at constant consolidation scope and exchange rates (33.5% at current consolidation scope and exchange rates) is mainly due to the entry into the operating phase of significant industrial contracts.

Appendices

1-	Reconciliation of previously published and re-presented data for the nine months ended September 30, 2012

(1)	Morocco Water, “Eaux de Berlin” and Eolfi
(2)	Including the re-presented share of net income of joint ventures and associates for the nine months ended September 30, 2012
(3)	Including the re-presented share of adjusted net income of joint ventures and associates for the nine months ended September 30, 2012

2-	Quarterly revenue by operational sector

3-	Information related to SNCM

Several significant events associated with SNCM have occurred since July 1, 2013:

•         on July 12, 2013, the French Republic filed with the General Court of the European Union and its President, respectively two appeals and one stay of execution against the May 2, 2013 decision by the European Commission which ordered France to recover certain state aid received by SNCM for complementary services;

•         on August 14, 2013, Veolia Environnement was informed that the Collectivité Territoriale de Corse (the “CTC”, or the Territorial Government of Corsica) was proceeding with the early implementation of the European Commission’s May 2, 2013 decision, by suspending monthly share payments for complementary services starting in July 2013;

•         on August 29, 2013, the President of the General Court of the European Union dismissed the plea for a stay of execution filed by the French Republic against the European Commission’s May 2, 2013 decision;

•         on September 24, 2013, SNCM signed a new public service delegation contract with the CTC, assuring continuity of service to Corsica for a duration of 10 years;

•         on September 24, 2013, Mr. Paul Giacobbi, President of CTC informed Veolia Environnement of his intention, in the near future, to begin execution of the European Commission’s May 2, 2013 decision and recover from SNCM an amount that could exceed €200 million, as well as his intention to seek settlement of amounts due from Veolia Environnement, if necessary. In a press release issued September 26, 2013, Veolia vigorously disputed the assertion that any claims can be made against the Group.

•         on October 11, 2013, at the request of the Chairman of the Board of SNCM, the President of the Commercial Court of Marseille opened a legal conciliation procedure to facilitate the recovery of all amounts due to SNCM and assist management in the course of negotiations undertaken with SNCM’s creditors in order to restructure its debt, equity and cash positions;

•         on October 29, 2013, the Transdev Group granted an additional advance of €17 million to its subsidiary SNCM to fund its immediate cash needs.

SNCM’s operational performance has degraded, exacerbated by the Corsican Transportation Office’s (CTO) decision to cease payment of subsidies related to changes in fuel prices and related to complementary services, in addition to the risk of recovery of amounts due under the European Commission’s May 2, 2013 decision, and despite the on-going appeals against this decision. All of the aforementioned risks imply a potential maximum charge of approximately €300 million in SNCM’s accounts in 2013. In addition, the European Commission must also soon render a decision regarding the possible reclassification of state aid received during SNCM’s privatization as illegal. The payment of these amounts was deemed to be in line with European Union state aid rules by the European Commission in a decision rendered on July 8, 2008. On September 11, 2012 the General Court of the European Union partially annulled this same decision.

Significant strain on cash, which could be further exacerbated by the recovery of amounts related the European Commission decision justified the acceptance of the application for legal conciliation. If this procedure does not quickly lead to a viable solution allowing the approval of a conciliation procedure, SNCM could be placed in receivership, at the request of management or a creditor.

Given these factors, it is unlikely that the transfer of Transdev’s 66% ownership stake in SNCM to Veolia Environnement can be completed in the foreseeable future. This transfer was a significant prerequisite to the implementation of the memorandum of understanding aimed at transferring control of Transdev to the Caisse des Dépôts (CDC), which ended October 31, 2013. Discussions are underway regarding the resumption of the project of the takeover of Transdev, without SNCM, by the CDC and the refinancing in March 2014 of shareholder loans to Transdev and the reinforcement of Transdev’s balance sheet.

As a result, for the publication of the 2013 consolidated financial statements, the Group expects to change the accounting presentation of its stake in Transdev, which will be reclassified from assets held for sale (in discontinued operations) and accounted for as a joint venture (continuing operations) via the equity method. SNCM would therefore also be consolidated by the equity method through Transdev.

Given the Group’s continued intent to withdraw from Transdev, its participation in Transdev / SNCM is not considered a core group activity under the recommendations of the French Accounting Standards Authority (April 4, 2013 decision). Following this change, the presentation of the Group’s aggregate financial indicators, and in particular, Revenue, Adjusted Operating Cash Flow, Adjusted Operating Income, Adjusted Net Income, as well as Net Financial Debt will not be impacted by Transdev/SNCM. The Group will have to consolidate its share of losses incurred by SNCM (as they flow back through Transdev) only at the level of Net Income.

However if the solution for the continuation of operations, which is being actively sought by all stakeholders involved, can be found only through bankruptcy proceedings, the Group could then be led to recognize only its share of net asset value, including contingent liabilities, which could be accounted for directly, or through Transdev. The Group will vigorously defend any claim made against it in response to any action taken claiming the Group’s potential liability.

Given the aforementioned factors, the majority of indicators presented in the quarterly financial information for the nine months ended September 30, 20138 and in particular, adjusted operating income, were not impacted by SNCM.

4-	Accounting definitions

•         GAAP (IFRS) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5. Adjusted operating cash flow does not include the share attributable to equity-accounted entities.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

•         Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance.

The new standards, IFRS 10, 11 and 12, have modified existing indicators or created new indicators that are described below:

8 Revenue, Adjusted Operating Income, Adjusted Operating Cash Flow and Net Financial Debt

-	Following application of the new standards, inter-company loans granted to joint ventures are no longer deducted from net financial debt. Non-eliminated inter-company loans are presented in the balance sheet in loans and financial receivables. As these loans and receivables are not included in the Group definition of Cash and cash equivalents and these joint ventures no longer generate strictly operating flows in the consolidated financial statements, the Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures.
-	Adjusted operating income is equal to net income after the share of adjusted net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years. Other “special” items may be non-recurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.

The other indicators were not impacted by the new standards and are defined as follows:

-	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed,
o	new contracts, and
o	the acquisition of operating assets allocated to a particular contract or project;
-	The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;
-	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;
-	Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;
-	The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period, including net finance costs of discontinued operations;
-	The “adjusted leverage ratio” is defined as the ratio of adjusted net financial debt to operating cash flow before changes in working capital plus operating financial asset repayments.
-	Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.
-	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;
-	Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid;
-	The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests.
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2013

VEOLIA ENVIRONNEMENT

By:    /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer